UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549


                        SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                      (Amendment No. 16)

                    Stryker Corporation
                       (Name of Issuer)

                  Common Stock, $.10 Par Value
                 (Title of Class of Securities)

                         863667 10 1
                        (CUSIP Number)

Check here if a fee is being paid with this statement.  ________

 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Jon L. Stryker
               ###-##-####

2.   Check the Appropriate Box if a Member of a Group

               N/A

3.   SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               2,494,960 Shares

 6.  Shares Voting Power

               22,850,100 Shares

 7.  Sole Dispositive Power

                2,494,960 Shares

 8.  Shares Dispositive Power

               22,850,100 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               25,345,060 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.2%

12.  Type of Reporting Person

               IN

 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Patricia A. Stryker
               ###-##-####

2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               2,496,760 Shares

 6.  Shares Voting Power

               22,850,100 Shares

 7.  Sole Dispositive Power

                2,496,760 Shares

 8.  Shares Dispositive Power

               22,850,100 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               25,346,860 Shares



10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.2%

12.  Type of Reporting Person

               IN

1.  Name of Reporting Person
    S.S., or I.R.S. Identification of Above Person

               Ronda E. Stryker
               ###-##-####

2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               2,434,120 Shares

 6.  Shares Voting Power

               22,850,100 Shares

 7.  Sole Dispositive Power

                2,434,120 Shares

 8.  Shares Dispositive Power

               22,850,100 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               25,284,220 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

               N/A

11.  Percent of Class Represented by Amount in Row 9

               26.1%

12.  Type of Reporting Person

               IN

1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Gerard Thomas
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               711,514 Shares

 6.  Shares Voting Power

               22,850,100 Shares

 7.  Sole Dispositive Power

                711,514 Shares

 8.  Shares Dispositive Power

               22,850,100 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               23,561,614 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               24.3%

12.  Type of Reporting Person

               IN

 1.  Name of Reporting Person
     S.S., or I.R.S. Identification of Above Person

               Elizabeth S. Upjohn-Mason
               ###-##-####

 2.  Check the Appropriate Box if a Member of a Group

               N/A

 3.  SEC Use Only

               N/A

 4.  Citizenship or Place of Organization

               U.S.

 5.  Sole Voting Power

               492,743 Shares

 6.  Shares Voting Power

               23,301,320 Shares

 7.  Sole Dispositive Power

                492,743 Shares

 8.  Shares Dispositive Power

               23,301,320 Shares

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               23,794,063 Shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
               N/A

11.  Percent of Class Represented by Amount in Row 9

               24.6

12.  Type of Reporting Person

               IN

 Item 1.

          (a)  Name of Issuer:  Stryker Corporation

          (b)  Address of Issuer's Principal Executive Offices:

                    2725 Fairfield Road
                    Kalamazoo, MI  49002

Item 2.

          (a)  Name of Persons Filing:
          (b)  Addresses of Principal Business Office or, if none, Residence:

                    Jon L. Stryker
                    Patricia A. Stryker
                    Ronda E. Stryker
                          Kalamazoo Investment Group
                          3505 Greenleaf Blvd., Suite B
                          Kalamazoo, MI  49008
                    Gerard Thomas
                          Miller, Canfield, Paddock & Stone
                          444 West Michigan Avenue
                          Kalamazoo, MI  49007
                    Elizabeth S. Upjohn-Mason
                          Upjohn National Leasing Company
                          3505 Greenleaf Blvd.
                          Kalamazoo, MI  49008

          (c)  Citizenship:  U.S.

          (d)  Title of Class of Securities:

                    Common Stock, $.10 Par Value

          (e)  CUSIP Number:  863667 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are: N/A

Item 4.   Ownership

          (a)  Amount Beneficially Owned:

          At December 31, 1996 Jon L. Stryker, Patricia A. Stryker, Ronda E. Stryker, Gerard Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 22,850,100 shares of Common Stock, $.10 par value (the
"Common Stock"), of Stryker Corporation.

           The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

          Name             Number of Shares
     Jon L. Stryker           2,494,960
     Patricia A. Stryker      2,496,760
     Ronda E. Stryke          2,434,120
     Gerard Thomas              711,514
     Elizabeth S. Upjohn-Mason  943,963(1)

          (b)  Percent of Class:

          The shares of Common Stock described in response to Item 4(a) amounted to 33.0 % of the outstanding shares of Common Stock on December 31, 1996.

          (c) The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct to vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

                              Power to Vote or        Power to Dispose or to
                            to Direct the Vote     Direct the Disposition of
     Name                 Sole          Shared             Sole      Shared
Jon L. Stryker        2,494,960 22,850,100(2)<2>   2,494,960 22,850,100(2)<2>
Patricia A. Stryker   2,496,760 22,850,100(2)<2>   2,496,760 22,850,100(2)<2>
Ronda E. Stryker      2,434,120 22,850,100(2)<2>   2,434,120 22,850,100(2)<2>
Gerard Thomas           711,514 23,561,614(2)<2>     711,514 22,850,100(2)<2>
Elizabeth Upjohn-Mason  492,743 23,301,320(1&2)<2><1> 492,743 23,301,320(1&2)

<F1>      (1)  The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 451,220 shares of Common Stock held by three trusts.

<F2>      (2)  Includes 22,850,100 shares of Common Stock owned by the Stryker
Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.   Ownership of Five Percent or Less of a Class:  N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:

               N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
          Company:

               N/A

Item 8.   Identification and Classification of Members of the
          Group:  N/A

Item 9.   Notice of Dissolution of Group:  N/A

Item 10.  Certification: